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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*

                     GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
                                   (Name of Issuer)

                            Common Stock , $.01 Par Value
                            (Title of Class of Securities)

                                     378927 10 7
                                    (CUSIP Number)

                                  Dru Gartside, Esq.
                                  Samaha Grogin, LLC
                       911 East Colorado Boulevard, Third Floor
                              Pasadena, CA   91106-1700
                                    (626) 584-1388
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  November 11, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D


CUSIP No. 378927 10 7                                         Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael A. Malm
    Social Security No. : ###-##-####


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                           (b)  / /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

         Not Applicable. (See response to Item 3)


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) or 2(E)                                                / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


NUMBER OF        7    SOLE VOTING POWER
SHARES                905,248
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY              -0-
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             905,248
PERSON          10    SHARED DISPOSITIVE POWER
WITH                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     505,465


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%


14  TYPE OF REPORTING PERSON*
    IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 378927 10 7                                         Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

    This statement of beneficial ownership on Schedule 13D (the "Statement") relates to shares of Common stock, $.01 par value (the "Common Stock"), of Global One Distribution & Merchandising Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5548 Lindbergh Lane, Bell, California 90201-6410.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)  This Statement is filed by Michael A. Malm.

    (b)  3730 Multiview Drive, Hollywood, CA  90068

    (c) Mr. Malm served as the Chief Operating Officer of the Company until May, 1997. Mr. Malm now serves as a consultant to the Company and is involved in various entrepreneurial endeavors.

    (d) During the past five years Mr. Malm has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years Mr. Malm has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Malm is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION

    Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

    (a)  Amount beneficially owned:              905,248 (1)
         Percent of Class:                       4.2% (2)

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CUSIP No. 378927 10 7                                         Page 4 of 6 Pages

    (b)  Number if shares as to which such person has:

         (i)    Sole power to vote or to
                direct the vote:                    905,248

         (ii)   Shared power to vote or to
                direct the vote:                    0

         (iii)  Sole power to dispose of or
                direct the disposition of:          905,248

         (iv)   Shared power to dispose of
                or direct disposition of:           0


_______________________
    (1) Includes options to purchase 300,000 shares at $0.20 per share. See Item 6.
    (2) Based upon 21,011,947 shares outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Effective August 1, 1997, Global One Distribution & Merchandising Inc., a Delaware corporation (the "Company"), entered into a Stock Purchase and Consulting Agreement (the "Malm Agreement") with Michael Malm, a director and a former officer of the Company ("Malm"), providing for, among other things (i) Malm's execution of an agreement with Miller Johnson & Kuehn Incorporated ("Miller Johnson") or its designee for Miller Johnson's purchase of 1,200,000 shares of Common Stock held by Malm, (ii) the termination of Malm's employment agreement with the Company and the mutual release of claims by the Company and Malm, (iii) the Company's payment to Malm of $2,000 per month for 10 months, (iv) Malm's consulting services to the Company for up to 12 days per month for up to three months at the rate of $1,000 per day, (v) the reinstatement and acceleration of Malm's options to purchase Common Stock and the repricing thereof to $0.20 per share and
    (vi) Malm's put option until February 11, 1998 to require the Company to purchase, and the Company's call option exercisable for 30 days thereafter to purchase, the assets of Image 2000, a graphic design firm held by Malm, for a purchase price of 1,200,000 shares of Common Stock and additional stock and cash amounts based on the net after tax earnings of such assets, provided that Malm may rescind the purchase in the event that he discontinues his employment with the Company and the Company's management changes. Malm's 1,200,000 shares were sold November 11, 1997 at a price of $0.125 per share.


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CUSIP No. 378927 10 7                                         Page 5 of 6 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  99.1 Stock Purchase and Consulting Agreement dated November 11, 1997 by and between Michael Malm and Global One Distribution & Merchandising Inc.

  99.2 Stock Purchase Agreement dated November 11, 1997 between Michael Malm and the individuals listed on Schedule I thereto


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CUSIP No. 378927 10 7                                         Page 6 of 6 Pages

                                      Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:     November 25, 1997


                                   /s/  Michael Malm
                                   -----------------
                                        Michael Malm